February 28, 2020

Paul W. Cobb, Jr.
Executive Vice President, General Counsel & Secretary
PAE Incorporated
7799 Leesburg Pike, Suite 300 North
Falls Church, Virginia 22043

       Re: PAE Incorporated
           Registration Statement on Form S-3
           Filed February 14, 2020
           File No. 333-236468

Dear Mr. Cobb:

       We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-3 filed on February 14, 2020

Risk Factors
Our bylaws include a forum selection clause..., page 33

1. We note that Section 9.17 of your Amended and Restated Bylaws states that unless the corporation consents in writing to the selection of an alternative forum, the federal district courts of the United States will be the exclusive forum for resolving any complaint under the federal securities laws. We note that Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder.
       Please revise your risk factor to address any questions of enforceability. We further note that both Sections 9.16 and 9.17 of your bylaws contain exclusive forum provisions.
       Please advise and reconcile as appropriate.
 Paul W. Cobb, Jr.
PAE Incorporated
February 28, 2020
Page 2


General

2. We note that the registrant has less than 12 calendar months of post-combination
         Exchange Act reporting history. Under these circumstances, in light of the fact that Form
         S-3 is premised on the availability of a 12 month reporting history, use of Form S-3 for the combined entity does not appear to be appropriate at this time. Please refile on Form
         S-1.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Kat Bagley at 202-551-2545 or Erin Jaskot at 202-551-3442 with any other questions.



FirstName LastNamePaul W. Cobb, Jr.                          Sincerely,
Comapany NamePAE Incorporated
                                                             Division of
Corporation Finance
February 28, 2020 Page 2                                     Office of Trade &
Services
FirstName LastName